SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RESOLUTE ENERGY CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

76116A108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California  94941
(415) 383-6600

with a copy to:
Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California  90067-1725
(310) 712-6600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 29, 2013
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 4 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 5, 2009 and as amended on October 29, 2009, June 12, 2012 and May 14, 2013. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The second paragraph of section (c) of Item 5 is hereby amended and restated in its entirety as follows:

On May 9, 2013, SPO, SFP and PSF agreed to purchase 5,175,700, 267,600 and 56,700 Shares, respectively, for $8.00 per Share from the underwriters in a primary offering by the Issuer and a secondary offering by certain selling stockholders. The transaction closed on May 14, 2013.

ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 29, 2013, certain of the Reporting Persons entered into a Registration Rights Agreement with the Issuer which provides such Reporting Persons and their affiliates with certain demand, piggy-back and shelf registration rights with respect to shares of Common Stock, warrants to purchase shares of Common Stock and shares of Common Stock that may be purchased upon the exercise of such warrants held by them from time to time. The foregoing description is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit C hereto and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A:	Agreement pursuant to Rule 13d-1(k)

Exhibit B:	Power of Attorney (previously filed)

Exhibit C:	Registration Rights Agreement, dated May 29, 2013, by and among Resolute Energy Corporation and each of the holders signatory thereto

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2013
By:       /s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
EDWARD H. MCDERMOTT (1)
PHOEBE SNOW FOUNDATION, INC. (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney (previously filed)
C	Registration Rights Agreement, dated May 29, 2013, by and among Resolute Energy Corporation and each of the holders signatory thereto